UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 AUGUST 07 2007


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

HALF-YEARLY REPORT

FINANCIAL STATEMENT FOR THE PERIOD 1 JANUARY 2007 TO 30 JUNE 2007

NOVO NORDISK INCREASED FIRST HALF-YEAR OPERATING PROFIT BY 14% AND RAISES THE EXPECTATION FOR 2007 OPERATING PROFIT GROWTH TO AROUND 10%

* Novo Nordisk increased sales by 14% in local currencies and - due to a significant negative currency development - by 9% in Danish kroner.

       o      Sales of modern insulins increased by 37% (31% in Danish kroner).

       o      Sales of NovoSeven(R) increased by 11% (5% in Danish kroner).

       o      Sales of Norditropin(R) increased by 13% (7% in Danish kroner).

       o      Sales in North America increased by 25% (16% in Danish kroner).

* Gross margin increased to 77.0% in the first six months of 2007 up from 75.0% in the same period last year, primarily reflecting continued productivity improvements.

* Operating profit increased by 14% to DKK 5,134 million. Adjusted for the impact from currencies underlying operating profit increased by around 25%.

* Net profit increased by 81% to DKK 5,361 million, primarily reflecting the divestment of Dako's business activities. Earnings per share (diluted) increased by 84% to DKK 16.76.

* The full-year expectation for operating profit growth is now around 10%, primarily reflecting a sustainable improvement in gross margin. Measured in local currencies the expectation for full-year operating profit growth is now increased to around 20%.

* Novo Nordisk has announced very positive results from the first phase 3 study with liraglutide, a human GLP-1 analogue, showing that liraglutide is statistically superior to insulin glargine in terms of blood glucose control and weight loss.

Lars Rebien S0rensen, president and CEO, said: "The business continues to perform very well with robust sales growth and a sustained improvement in our gross margin. We are also very pleased with the first phase 3 results on liraglutide which are expected to be supported by results from additional phase 3 studies during the following months."

FINANCIAL STATEMENT FOR THE FIRST SIX MONTHS OF 2007

This interim report has been prepared in accordance with International Financial Reporting Standards (IFRS). The accounting policies used in the interim report are consistent with those used in the Annual Report 2006. The interim report has not been audited.

Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.


INCOME STATEMENT                                  6M 2007   6M 2006  % CHANGE       6M 2006       TO 6M 2007

SALES                                              20,381    18,673                                      9%

GROSS PROFIT                                       15,703    14,006                                     12%
Gross margin                                        77.0%     75.0%

Sales and distribution costs                        6,158     5,578                                     10%
Percent of sales                                    30.2%     29.9%

Research and development costs                      3,401     2,917                                     17%
Percent of sales                                    16.7%     15.6%

Administrative expenses                             1,208     1,137                                      6%
Percent of sales                                     5.9%      6.1%

Licence fees and other operating income               198       135                                     47%

OPERATING PROFIT                                    5,134     4,509                                     14%
Operating margin                                    25.2%     24.1%

Net financials                                      1,634      (289)                                      -
PROFIT BEFORE TAX                                   6,768     4,220                                     60%

NET PROFIT                                          5,361     2,954                                     81%
Net profit margin                                   26.3%     15.8%


OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses    1,025       968                                      6%
Capital expenditure                                   952     1,217                                   (22%)

Cash flow from operating activities                 3,989     3,859                                      3%
Free cash flow                                      2,926     2,462                                     19%

Total assets                                       48,300    43,145                                     12%
Equity                                             33,475    28,908                                     16%
Equity ratio                                        69.3%     67.0%

Average number of shares outstanding (million)
- diluted                                           319.9     324.8                                    (2%)

DILUTED EARNINGS PER SHARE (IN DKK)                 16.76      9.09                                     84%

Full-time employees at the end of the period       24,729    22,792                                      8%

SALES DEVELOPMENT BY SEGMENTS
Sales increased by 14% in local currencies and by 9% measured in Danish kroner in the first six months of 2007. Growth was realised both within diabetes care and biopharmaceuticals - primarily driven by modern insulins (insulin analogues), NovoSeven(R) and Norditropin(R).


                                                  SALES                       GROWTH           SHARE OF
                                                6M 2007         GROWTH      IN LOCAL    GROWTH IN LOCAL
                                            DKK MILLION    AS REPORTED    CURRENCIES         CURRENCIES
THE DIABETES CARE SEGMENT
Modern insulins                                   6,529            31%           37%                68%
Human insulins                                    6,358           (4%)            0%                 1%
Insulin-related sales                               856             9%           14%                 4%
Oral antidiabetic products                        1,052            10%           15%                 5%
Diabetes care - total                            14,795            11%           16%                78%

THE BIOPHARMACEUTICALS SEGMENT
NovoSeven(R)                                      2,919             5%           11%                11%
Growth hormone therapy                            1,708             7%           13%                 8%
Other products                                      959             2%            8%                 3%
Biopharmaceuticals - total                        5,586             5%           11%                22%

TOTAL SALES                                      20,381             9%           14%               100%



SALES DEVELOPMENT BY REGIONS

In the first six months of 2007, sales growth measured in local currencies was realised in all regions. The main contributors to growth were North America and International Operations providing 54% and 23%, respectively, of the total sales growth. Europe contributed 19% and Japan & Oceania 4% of the sales growth in the first six months of 2007.

Sales in North America in the first six months of 2007 were positively impacted by the continued implementation of the Medicare Part D scheme, a public scheme introduced in 2006 which offers improved medical treatment for elderly patients. As previously communicated, the greater part of the full-year 2006 positive impact of the implementation was booked in the fourth quarter of 2006 as data became available, whereas in 2007 the positive impact is expected to have a more even quarterly distribution. In addition, sales in North America in the second quarter of 2007 were positively impacted by an adjustment of the level of 2006 Medicaid rebates to reflect the final 2006 patient data available in May 2007.


DIABETES CARE
Sales of diabetes care products increased by 16% in local currencies and by 11% in Danish kroner to DKK 14,795 million compared to the first six months of 2006.


MODERN INSULINS, HUMAN INSULINS AND INSULIN-RELATED PRODUCTS
Sales of modern insulins, human insulins and insulin-related products increased by 16% measured in local currencies and by 11% in Danish kroner to DKK 13,743 million. All regions contributed to growth measured in local currencies, with North America and International Operations having the highest growth rates. Novo Nordisk is the global leader within the insulin market with 52% of the total insulin market and 41% of the modern insulin market, both measured by volume.

Sales of modern insulins increased by 37% in local currencies in the first six months of 2007 and by 31% in Danish kroner to DKK 6,529 million. All regions realised solid growth rates, with North America and Europe as the primary contributors to growth. Sales of modern insulins contributed 68% of the overall growth in local currencies and now constitute more than 50% of Novo Nordisk's sales of insulin.


North America

Sales in North America increased by 31% in local currencies in the first six months of 2007 and by 21% in Danish kroner, reflecting a solid penetration of the modern insulins NovoLog(R) and NovoLog(R) Mix 70/30 as well as increased penetration of Levemir(R). Novo Nordisk continues to consolidate its leadership position in the US insulin market with 42% of the total insulin market and 29% of the modern insulin market, both measured by volume. The expansion of the US diabetes sales force from 1,200 to 1,900 people was completed by the end of June and is expected to support the continued uptake of modern insulins including Levemir(R).

Europe

Sales in Europe increased by 7% in local currencies and 7% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. Novo Nordisk holds 57% of the total insulin market and 49% of the modern insulin market, both measured by volume, and is capturing the predominant share of growth in the modern insulin market.


International Operations

Sales within International Operations increased by 22% in local currencies and by 15% in Danish kroner. The main growth driver in the first six months of 2007 was sales of modern insulins, primarily in Turkey, Russia and China. Furthermore, human insulins continue to add to overall growth in the region, driven by China. Sales growth in the first six months of 2007 was negatively impacted by the loss of a federal human insulin tender in Brazil in the second half of 2006.

Japan & Oceania

Sales in Japan & Oceania increased by 5% in local currencies and decreased by 5% measured in Danish kroner. The sales development reflects sales growth of modern insulins, NovoRapid(R) and NovoRapid(R) 30 Mix, both of which are increasingly being sold in the leading prefilled delivery device, FlexPen(R).


ORAL ANTIDIABETIC PRODUCTS (NOVONORM(R)/PRANDIN(R))

Sales of oral antidiabetic products increased by 15% in local currencies and by 10% in Danish kroner to DKK 1,052 million compared to the same period in 2006. This reflects increased sales in International Operations, North America and Europe compared to the same period last year, primarily related to an improved reimbursement situation in China and a higher average sales price in the US market.


BIOPHARMACEUTICALS

Sales of biopharmaceutical products increased by 11% in local currencies and by 5% measured in Danish kroner to DKK 5,586 million compared to the first six months of 2006.


NOVOSEVEN(R)

Sales of NovoSeven(R) increased by 11% in local currencies and by 5% in Danish kroner to DKK 2,919 million compared to the same period last year. Sales growth for NovoSeven(R) was primarily realised in North America. The sales growth of NovoSeven(R) during the first six months of 2007 reflected increased sales within the congenital bleeding disorder segments as well as a perceived higher level of investigational use. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use. In Europe, NovoSeven(R) was recently launched for single dose use (270 ug/kg) for people with haemophilia with inhibitors, making administration of NovoSeven(R) more convenient for mild to moderate bleeds.

GROWTH HORMONE THERAPY (NORDITROPIN(R))

Sales of Norditropin(R), growth hormone in a liquid, ready-to-use formulation, increased by 13% measured in local currencies and by 7% measured in Danish kroner to DKK 1,708 million. All regions contributed to growth measured in local currencies supported by the continued success of the prefilled delivery device NordiFlex(R).


OTHER PRODUCTS

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT) related products, increased by 8% in local currencies and by 2% in Danish kroner to DKK 959 million. This development primarily reflects continued sales progress in the US market for Vagifem(R), Novo Nordisk's topical oestrogen product. Novo Nordisk is now the global leader within the topical HRT market with a market share of 30%, measured in value.


COSTS, LICENCE FEES AND OTHER OPERATING INCOME

The cost of goods sold was largely unchanged at DKK 4,678 million, representing a gross margin of 77.0% compared to 75.0% in the first six months of 2006. This improvement reflects improved production efficiency, an improved product mix and higher average prices in the US, but also a negative impact of around 0.7 percentage points due to currency developments, primarily the lower value of US dollars and Japanese yen versus Danish kroner compared to the same period last year.

Total non-production-related costs increased by 12% to DKK 10,767 million. The increase reflects costs related to sales and distribution as well as research and development. Sales and distribution costs increased slightly more than sales, primarily reflecting the increase in the US diabetes care sales force, as well as a provision relating to an antidumping court case in Brazil. Research and development costs also increased more than sales, primarily reflecting the high number of late-stage clinical development projects currently being conducted.

Licence fees and other operating income in the first six months of 2007 were DKK 198 million, positively impacted by a non-recurring income related to the out-licensing of an oral antidiabetic compound.


NET FINANCIALS

Net financials showed a net income of DKK 1,634 million in the first six months of 2007 compared to a net expense of DKK 289 million in the same period in 2006.

Included in net financials is the result from associated companies with an income of DKK 1,290 million, primarily related to the tax-exempt income of DKK
1.4 billion from Novo Nordisk's divestment of the ownership of Dako's business activities as well as Novo Nordisk's share of losses in ZymoGenetics Inc, compared to an expense of DKK 118 million in the same period in 2006.

The foreign exchange result was an income of DKK 458 million compared to a loss of DKK 175 million in the same period last year. This development reflects gains on foreign exchange hedging activities due to the lower value of especially US dollars and Japanese yen versus Danish kroner in the first six months of 2007 compared to the exchange rate level prevailing in 2006.


OUTLOOK 2007

Novo Nordisk expects 11-14% growth in SALES measured in local currencies for 2007. This is based on expectations of continued market penetration of Novo Nordisk's key strategic products within diabetes care and biopharmaceuticals, as well as expectations of increased competition in the diabetes care area during 2007 due to competitors' product launches. Given the current level of exchange rates versus Danish kroner, the reported sales growth for 2007 is expected to be 7-10%.

For 2007, OPERATING PROFIT as reported is now expected to grow by around 10%, reflecting a sustainable gross margin improvement but also a continued depreciation of key invoicing currencies versus Danish kroner compared to the exchange rate levels prevailing at the time of the first quarter 2007 results released on 2 May 2007. Measured in local currencies the expectation for growth in operating profit is increased to around 20%, reflecting a sustainable improvement in gross margin. The expectation for operating profit growth still includes an expected higher level of spending on the portfolio of research and development projects as well as a continued high level of spending on sales and marketing.

For 2007, Novo Nordisk still expects a NET FINANCIAL INCOME of around DKK 1,800 million, including a positive impact from Novo Nordisk's divestment of the ownership of Dako's business activities, which was announced on 28 February 2007 and completed on 31 May 2007. A tax-exempt income of DKK 1.4 billion from the divestment was recorded in the second quarter of 2007.

For 2007, Novo Nordisk expects an effective TAX RATE of 22%. The tax rate includes a non-recurring positive effect of around 3 percentage points from Novo Nordisk's divestment of the ownership of Dako's business activities and a non-recurring effect of around 1 percentage point from the re-evaluation of the company's deferred tax liabilities as a consequence of the new Danish corporation tax law. Also included in the outlook for the effective tax rate for 2007 is a recurring effect of close to 2 percentage points caused by the reduction in the Danish corporation tax rate from 28% to 25%.

CAPITAL EXPENDITURE is expected to be below DKK 3 billion in 2007. Expectations for DEPRECIATION, AMORTISATION AND IMPAIRMENT LOSSES are still around DKK 2.3 billion, and FREE CASH FLOW is expected to be around DKK 7 billion, which includes a positive impact from the divestment of the ownership of Dako's business activities.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2007.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 17, 14 and 10 months, respectively. The financial impact from foreign exchange hedging is included in 'Net financials'.


RESEARCH AND DEVELOPMENT UPDATE

DIABETES CARE

As communicated on 21 June 2007, Novo Nordisk received the clinical results from the first of five phase 3 studies with the once-daily human GLP-1 analogue liraglutide. The 26-week study included 581 patients with type 2 diabetes inadequately controlled by two oral antidiabetic drugs, metformin and a sulfonylurea (glimepiride). All patients in the study continued therapy with the two oral drugs and were randomised to add one daily injection of liraglutide, placebo or insulin glargine. The average HbA1c level at the beginning of the study was between 8.0% and 8.5%. At the end of the study, more than 50% of patients in the liraglutide group had reached the American Diabetes Association goal of HbA1c < 7%. Furthermore, more than 35% achieved the American Association of Clinical Endocrinologists HbA1c target of <= 6.5%. The HbA1c reduction achieved in the liraglutide group was more than 0.2 percentage points better than in the insulin glargine group, a difference which is statistically significant. In addition, the patients on liraglutide treatment lost on average
3.5 kg body weight compared to the insulin glargine group, a difference which was statistically significant as well.

At the annual meeting of the American Diabetes Association (ADA) held in Chicago in June this year, Novo Nordisk presented detailed results of the Japanese phase 2 study with liraglutide as monotherapy including 226 patients with type 2 diabetes treated over a period of 14 weeks. From an HbA1c baseline of between 8.1% and 8.5%, the patients treated with the high dose of liraglutide improved on average HbA1c by 1.9 percentage points vs placebo by reducing both fasting and post-meal glucose levels. Results showed that liraglutide was effective and well tolerated within a wide dose range, allowing 75% of patients receiving the highest dose to achieve the glycaemic control target of HbA1c < 7.0% without hypoglycaemia.

At the ADA meeting, Novo Nordisk also presented detailed results from the Levemir(R) PREDICTIVE(R) clinical trial in the US. The six-month study including 5,604 patients showed that the patients with type 2 diabetes were able to safely reduce their blood sugar by adjusting their own dosage of Levemir(R), compared to dosing adjusted by their primary care physician. This improvement in HbA1c levels was observed with minimal weight change and without increases in rates of hypoglycaemia. Furthermore, around 90% of the patients were well treated on Levemir(R) once daily at the end of the study.

BIOPHARMACEUTICALS

Novo Nordisk has filed for regulatory approval of a heat-stable version of NovoSeven(R) in Europe as well as in the US. A heat-stable product is expected to deliver significant patient benefits including rapid dosing and ease of access to treatment outside of home or hospital settings.

Novo Nordisk has recently initiated a phase 2 study with the short-acting NovoSeven(R) analogue (NN1731). The study is expected to include around 75 haemophilia patients with inhibitors and will evaluate both safety and efficacy of NN1731. The study is expected to take around two years to complete.

Furthermore, as communicated on 15 June 2007, Novo Nordisk has initiated a phase 1 study with a long-acting version of NovoSeven(R). This long-acting version in addition to the short-acting analogue (NN1731) shows Novo Nordisk's commitment to develop the class of second-generation rFVIIa compounds with improved properties.

In June, the US Food and Drug Administration (FDA) approved Norditropin(R) for the treatment of short stature in children with Noonan syndrome. Noonan syndrome is defined as an autosomal dominant genetic syndrome commonly characterised by short stature, congenital heart defects and abnormal facial features. Norditropin(R) has received orphan drug designation for this indication.


Novo Nordisk has initiated a global phase 3 trial for the use of Norditropin(R) for the treatment of adult patients in chronic dialysis (APCD) encompassing around 2,500 patients. This double-blind, placebo-controlled study evaluates the impact of growth hormone treatment on the survival rate of APCD patients following two years' treatment. Growth hormone treatment is expected to increase the patients' lean body mass and level of serum albumin, which has been shown to be leading indicators for survival in APCD. The study is expected to take around three years to complete.

Finally, Novo Nordisk has successfully completed a 12-month double-blind, randomised, placebo-controlled, multi-centre US phase 3 trial of Vagifem(R) low dose (10ug estradiol). The efficacy and safety of Vagifem(R) low dose for the treatment of postmenopausal atrophic vaginitis symptoms was investigated in this trial and a significant improvement was observed in all three primary endpoints compared to placebo. Novo Nordisk expects to file for marketing approval with the FDA later this year.


EQUITY

Total equity was DKK 33,475 million at the end of the first six months of 2007, equal to 69.3% of total assets, compared to 67.4% at the end of 2006. Please refer to appendix 6 for further elaboration of changes in equity during 2007.

HOLDING OF TREASURY SHARES AND SHARE REPURCHASE PROGRAMME

As per 2 August 2007, Novo Nordisk A/S and its wholly-owned affiliates owned 5,514,614 of its own B shares, corresponding to 1.70% of the total share capital. The reduction in the ownership of own shares reflects the cancellation of 13,480,000 B shares, which took place on 19 June 2007 following a decision at the annual general meeting earlier this year. During the period from 1 January to 2 August 2007, Novo Nordisk repurchased a total of 138,000 B shares equal to a cash value of DKK 0.1 billion. In 2006, Novo Nordisk repurchased shares equal to a cash value of DKK 3 billion out of the total DKK 10 billion share repurchase programme for 2006-2008. In 2007, Novo Nordisk still expects to repurchase B shares equal to a cash value of DKK 5 billion.


CHANGE IN TRADING UNITS

In order to secure liquidity for both the Novo Nordisk B shares and American Depositary Receipts (ADRs) and bring price levels in line with market practice for especially the ADRs, the Board of Directors has decided to make a stock split. The trading unit of the Novo Nordisk B shares listed on the Copenhagen Stock Exchange will be changed from DKK 2 to DKK 1. The ratio of B shares to ADRs listed on the New York Stock Exchange will remain 1:1. These changes in trading units are expected to take effect as of 1 December 2007.


SUSTAINABILITY ISSUES UPDATE

NEW RESEARCH HIGHLIGHTS THE ECONOMIC COST OF DIABETES

A dramatic increase in the prevalence of diabetes is a heavy economic burden for both developed and developing countries, according to a new report from the Economist Intelligence Unit, sponsored by Novo Nordisk. The research covered five countries: China, India, the United Kingdom, the United States and Denmark. It was found that India, with costs equivalent to 2.1% of GDP being incurred as a result of diabetes in 2007, is currently bearing the heaviest relative costs. Among the developed countries in the study, the US faces the biggest burden, with costs equivalent to 1.3% of GDP. The cost of treatment is high but the cost of doing nothing is far greater, the report concludes. If countries do not invest in prevention, early diagnosis and treatment, the costs are likely to escalate dramatically in the future.

In addition to exploring the economic cost of diabetes, the report examines some of the barriers that are preventing the diabetes epidemic from being more effectively addressed, and looks at a number of innovative approaches being taken to combat diabetes in both developed and developing countries. It highlights the need for greater measurement and transparency to more accurately calculate the real economic burden of diabetes and calls for more collaboration between policy-makers, healthcare providers and industry to develop more effective health education, diseases awareness programmes and policies.


NOVO NORDISK INCREASES TRANSPARENCY ON CLINICAL TRIALS

Novo Nordisk has launched a new website dedicated to clinical trials. The new clinical trials portal will provide an overview of all Novo Nordisk's clinical trials in phases 2 and 3 as well as trials being conducted after launch. It also provides information about Novo Nordisk's global ethical standards and guidelines for clinical trials. Novo Nordisk has published the results of its clinical trials on www.ClinicalStudyResults.org and the US government registry www.clinicaltrials.gov since 2005. The new site at novonordisk-trials.com makes the information available directly.

LEGAL ISSUES UPDATE

US HORMONE THERAPY LITIGATION

As of 2 August 2007, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 43 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella(R) and Vagifem(R)) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Further, an additional 28 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they also have used a Novo Nordisk hormone therapy product. While Novo Nordisk does not have any court trials scheduled for 2007 and does not presently expect to have a trial scheduled before 2008, one of the 28 individuals who filed suit against Pfizer alleging use of Activella(R) has a trial tentatively scheduled for December 2007. Novo Nordisk does not expect the pending claims to impact Novo Nordisk's financial outlook


SOLOSTAR(R) LITIGATION

On 10 July 2007, Novo Nordisk filed a lawsuit against Sanofi-Aventis for insulin delivery device patent infringement. The lawsuit was filed in the US District Court for the District of New Jersey and named Sanofi-Aventis as defendant. The lawsuit alleges Sanofi-Aventis's SoloStar(R) pen system infringes a Novo Nordisk US patent relating to mechanisms for injecting and dose-setting and seeks both an injunction and monetary damages.


CONFERENCE CALL DETAILS

At 13.00 CET today, corresponding to 7.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under 'Investors - Download centre'. Presentation material for the conference call will be made available approximately one hour before on the same page.


FORWARD-LOOKING STATEMENT

The above contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. This in particular relates to information included under the headings 'Outlook 2007', 'Research and development update' and 'Legal issues update' with reference to plans, forecasts, expectations, strategies, projections and assessment of risks. Words such as 'believe', 'expect', 'may', 'will', 'plan', 'strategy', 'prospect', 'foresee', 'estimate', 'project', 'anticipate', 'can', 'intend' and similar words identify forward-looking statements.

Examples of such forward-looking statements include, but are not limited to: (i) statements of plans, objectives or goals for future operations including those related to Novo Nordisk's products, product research, product introductions and product approvals as well as co-operations in relation thereto, (ii) statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials,
(iii) statements of future economic performance and (iv) statements of the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Moreover, such statements are not guarantees of future results. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Novo Nordisk cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

Factors that may affect future results include, but are not limited to, interest rate and currency exchange rate fluctuations, delay or failure of development projects, interruptions of supplies and production, product recall, pressure on insulin prices, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk's products, introduction of competing products, Novo Nordisk's ability to successfully market current and new products, exposure to product liability and other legal proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, perceived or actual failure to adhere to ethical marketing practices, developments in international activities, which also involve certain political risks, investments in and divestitures of domestic and foreign companies and unexpected growth in costs and expenses.

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC), including the company's Form 20-F for 2006 filed with the US SEC in February 2007, and to the section 'Risk management' of the Annual Report 2006 available on our website (novonordisk.com).

Forward-looking statements speak only as of the date they were made, and unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any of them, after the distribution of this Stock Exchange Announcement, whether as a result of new information, future events or otherwise.

MANAGEMENT STATEMENT
Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first six months of 2007.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards and the additional Danish disclosure requirements applying to listed companies' interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group's assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsvaerd 3 August 2007

EXECUTIVE MANAGEMENT:

Lars Rebien Sorensen        Jesper Brandgaard
President and CEO           CFO

Lise Kingo                  Kare Schultz             Mads Krogsgaard Thomsen

BOARD OF DIRECTORS:

Sten Scheibye               Goran A Ando
Chairman                    Vice chairman

Kurt Briner                 Henrik Gurtler           Johnny Henriksen

Niels Jacobsen              Anne Marie Kverneland    Kurt Anker Nielsen

Soren Thuesen Pedersen      Stig Strobaek            Jorgen Wedel


CONTACTS FOR FURTHER INFORMATION
                                        INVESTORS:
MEDIA:

Outside North America:                  Outside North America:
Mike Rulis                              Mads Veggerby Lausten
Tel (direct): (+45) 4442 3573           Tel (direct): (+45) 4443 7919
E-mail: mike@novonordisk.com            E-mail: mlau@novonordisk.com


                                        Hans Rommer
                                        Tel (direct): (+45) 4442 4765
                                        E-mail: hrmm@novonordisk.com

In North America:                       In North America:
Lori Moore                              Christian Qvist Frandsen
Tel (direct): (+1) 609 919 7991         Tel (direct): (+1) 609 919 7937
E-mail: lrmo@novonordisk.com            E-mail: cqfr@novonordisk.com

Further information on Novo Nordisk is available on the company's internet homepage at the address: novonordisk.com


Stock Exchange Announcement No 20/2007

QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

                                                                                                                   % change
                                                          2007                        2006                         Q2 2006 -
                                                           Q2       Q1       Q4        Q3        Q2       Q1        Q2 2007
                                                     ----------------------------------------------------------------------
SALES                                                  10,563    9,818   10,487     9,583     9,727    8,946              9%

Gross profit                                            8,205    7,498    7,906     7,246     7,475    6,531             10%
Gross margin                                             77.7%    76.4%    75.4%     75.6%     76.8%    73.0%

Sales and distribution costs                            3,110    3,048    3,331     2,699     2,850    2,728              9%
Percent of sales                                         29.4%    31.0%    31.8%     28.2%     29.3%    30.5%
Research and development costs                          1,754    1,647    1,910     1,489     1,498    1,419             17%
Percent of sales                                         16.6%    16.8%    18.2%     15.5%     15.4%    15.9%
Administrative expenses                                   594      614      645       605       557      580              7%
Percent of sales                                          5.6%     6.3%     6.2%      6.3%      5.7%     6.5%
Licence fees and other operating income (net)              60      138       88        49        59       76              2%

OPERATING PROFIT                                        2,807    2,327    2,108     2,502     2,629    1,880              7%
Operating margin                                         26.6%    23.7%    20.1%     26.1%     27.0%    21.0%

Share of profit/(loss) in associated companies          1,350      (60)    (112)      (30)      (58)     (60)             -
Financial income                                          297      309      579       139       102      111            191%
Financial expenses                                         60      202      165        77       182      202            -67%

Profit before income taxes                              4,394    2,374    2,410     2,534     2,491    1,729             76%

NET PROFIT                                              3,652    1,709    1,724     1,774     1,743    1,211            110%

Depreciation, amortisation and impairment losses          516      509      574       600       508      460              2%
Capital expenditure                                       508      444      899       671       622      595            -18%
Cash flow from operating activities                     1,438    2,551      359     3,520     1,768    2,091            -19%
Free cash flow                                            826    2,100     (439)    2,684        996   1,466            -17%

Equity                                                 33,475   29,676   30,122    28,288    28,908   27,042             16%
Total assets                                           48,300   44,742   44,692    43,744    43,145   41,299             12%
Equity ratio                                             69.3%    66.3%    67.4%     64.7%     67.0%    65.5%

Full-time employees at the end of the period           24,729   24,045   23,172    23,071    22,792   22,556              8%

Basic earnings per share (in DKK)                       11.49     5.38     5.44      5.54      5.40     3.74            113%
Diluted earnings per share (in DKK)                     11.41     5.35     5.40      5.51      5.37     3.72            112%

Average number of shares outstanding (million)*         317.9    317.5    317.1     320.1     322.9    323.6             -2%
Average number of shares outstanding incl
dilutive effect of options'in the money' (million)*     320.1    319.7    319.2     321.8     324.5    325.2             -1%

Sales by business segments:
   Modern insulins (insulin analogues)                  3,464    3,065    3,122     2,701     2,678    2,324             29%
   Human insulins ***                                   3,222    3,136    3,519     3,306     3,301    3,325             -2%
   Insulin-related sales ***                              437      419      431       391       406      378              8%
   Oral antidiabetic products (OAD)                       529      523      508       516       483      477             10%
   DIABETES CARE TOTAL                                  7,652    7,143    7,580     6,914     6,868    6,504             11%

   NovoSeven(R)                                         1,508    1,411    1,470     1,393     1,507    1,265              0%
   Growth hormone therapy                                 924      784      897       821       882      709              5%
   Hormone replacement therapy                            411      406      455       383       396      373              4%
   Other products                                          68       74       85        72        74       95             -8%
   BIOPHARMACEUTICALS TOTAL                             2,911    2,675    2,907     2,669     2,859    2,442              2%

Sales by geographic segments:
   Europe **                                            4,035    3,931    4,013     3,843     3,903    3,541              3%
   North America                                        3,424    3,214    3,486     3,062     2,968    2,764             15%
   International Operations **                          1,953    1,696    1,690     1,539     1,648    1,617             19%
   Japan & Oceania                                      1,151      977    1,298     1,139     1,208    1,024             -5%

Segment operating profit:
   Diabetes care                                        1,600    1,247    1,198     1,296     1,490      998              7%
   Biopharmaceuticals                                   1,207    1,080      910     1,206     1,139      882              6%


*)   For Q2 2007 the exact numbers of 'Average number of shares outstanding' and'Average number of shares outstanding incl dilutive effect of options 'in the money" are 317,881,015 and 320,072,198 respectively.
**)  Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from
     1 January 2007 which transfers eight countries, incl. Bulgaria and Romania, from International Operations to Europe.
***) As from Q2 2007 sales figures for Human insulins and Insulin-related sales are presented separately.
     Comparative figures are adjusted accordingly.


QUARTERLY NUMBERS IN EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.


                                                                                                                   % change
                                                         2007                        2006                         Q2 2006 -
                                                           Q2       Q1       Q4        Q3        Q2       Q1        Q2 2007
                                                     ----------------------------------------------------------------------
SALES                                                   1,418    1,317    1,406     1,285     1,304    1,199              9%

Gross profit                                            1,101    1,006    1,060       972     1,002      875             10%
Gross margin                                             77.7%    76.4%     75.4%     75.6%     76.8%    73.0%
Sales and distribution costs                              417      409      447       361       382      366              9%
Percent of sales                                         29.4%    31.0%    31.8%     28.2%     29.3%    30.5%
Research and development costs                            235      221      256       200       201      190             17%
Percent of sales                                         16.6%    16.8%    18.2%     15.5%     15.4%    15.9%
Administrative expenses                                    80       82       86        82        74       78              7%
Percent of sales                                          5.6%     6.3%     6.2%      6.3%      5.7%     6.5%
Licence fees and other operating income (net)               8       19       11         7         8        10             2%

OPERATING PROFIT                                          377      312      283       336       352      252              7%
Operating margin                                         26.6%    23.7%    20.1%     26.1%     27.0%    21.0%
Share of profit/(loss) in associated companies            181       (8)     (15)       (4)       (8)      (8)             -
Financial income                                           40        41      78        18        14       15            191%
Financial expenses                                          8       27       22        11        24       27            -67%
Profit before income taxes                                589      319      324       339       334      232             76%

NET PROFIT                                                490      229      231       238       234      162            110%
Depreciation, amortisation and impairment losses           70       68       77        80        68       62              2%
Capital expenditure                                        68       60      121        90        83       80            -18%
Cash flow from operating activities                       19       342       48       472       237      280            -19%
Free cash flow                                            111      282      (59)      360       134      196            -17%
Equity                                                  4,498    3,983    4,040     3,793     3,875    3,624             16%
Total assets                                            6,490    6,005    5,994     5,866     5,784    5,534             12%
Equity ratio                                             69.3%    66.3%    67.4%     64.7%    67.0%     65.5%
Full-time employees at the end of the period           24,729   24,045   23,172    23,071    22,792   22,556              8%
Basic earnings per share (in EUR)                        1.54     0.72     0.72      0.75      0.72     0.50            113%

Diluted earnings per share (in EUR)                      1.53     0.72     0.72      0.74      0.72     0.50            112%

Average number of shares outstanding (million)*         317.9    317.5    317.1     320.1     322.9    323.6             -2%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)*    320.1    319.7    319.2     321.8     324.5    325.2             -1%

Sales by business segments:

Modern insulins (insulin analogues)                       465      411      418       363       359      311             29%
Human insulins ***                                        432      421      472       443       442      446             -2%
Insulin-related sales ***                                  59       56       57        53        54       51              8%
Oral antidiabetic products (OAD)                           71       70       68        69        65       64             10%
DIABETES CARE TOTAL                                     1,027      958    1,015       928       920      872             11%
NovoSeven(R)                                              203      189      197       186       202      170              0%
Growth hormone therapy                                    124      105      121       110       118       95              5%
Hormone replacement therapy                                56       54       61        51        53       50              4%
Other products                                              9       10       12         9        10       13              8%

BIOPHARMACEUTICALS TOTAL                                  392      358      391       356       383      328              2%
Sales by geographic segments:
Europe **                                                 542      527      538       515       523      475              3%
North America                                             460      431      467       411       398      370             15%
International Operations **                               262      228      227       206       221      217             19%
Japan & Oceania                                           155      131      174       153       162      137             -5%

Segment operating profit:
Diabetes care                                             215      167      161       173       200      134              7%
Biopharmaceuticals                                        162      145      122       162       153      118              6%


*)   For Q2 2007 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money" are 317,881,015 and 320,072,198 respectively.
**)  Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from
     1 January 2007 which transfers eight countries, incl. Bulgaria and Romania, from International Operations to Europe.
***) As from Q2 2007 sales figures for Human insulins and Insulin-related sales are presented separately.
     Comparative figures are adjusted accordingly.


THE NOVO NORDISK GROUP
CONSOLIDATED INCOME STATEMENT

                                                                    H1       H1        Q2       Q2
DKK million                                                       2007     2006      2007     2006
---------------------------------------------------------------------------------------------------

Sales                                                           20,381   18,673    10,563     9,727
Cost of goods sold                                               4,678    4,667     2,358     2,252
---------------------------------------------------------------------------------------------------
GROSS PROFIT                                                    15,703   14,006     8,205     7,475

Sales and distribution costs                                     6,158    5,578     3,110     2,850
Research and development costs                                   3,401    2,917     1,754     1,498
Administrative expenses                                          1,208    1,137       594       557
Licence fees and other operating income (net)                      198      135        60        59
---------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                 5,134    4,509     2,807     2,629

Share of profit/(loss) in associated companies                   1,290     (118)    1,350       (58)
Financial income                                                   606      213       297       102
Financial expenses                                                 262      384        60       182
---------------------------------------------------------------------------------------------------
PROFIT BEFORE INCOME TAXES                                       6,768    4,220     4,394     2,491

Income taxes                                                     1,407    1,266       742       748
---------------------------------------------------------------------------------------------------
NET PROFIT                                                       5,361    2,954     3,652     1,743


BASIC EARNINGS PER SHARE (DKK)                                   16.87     9.14     11.49      5.40
DILUTED EARNINGS PER SHARE (DKK)                                 16.76     9.09     11.41      5.37


SEGMENT SALES:
   Diabetes care                                                14,795   13,372     7,652     6,868
   Biopharmaceuticals                                            5,586    5,301     2,911     2,859

SEGMENT OPERATING PROFIT:
   Diabetes care                                                 2,847    2,488     1,600     1,490
   Operating margin                                              19.2%    18.6%     20.9%     21.7%

   Biopharmaceuticals                                            2,287    2,021     1,207     1,139
   Operating margin                                              40.9%    38.1%     41.5%     39.8%


CONSOLIDATED BALANCE SHEET


DKK million                                                         30 JUN 2007         31 Dec 2006
---------------------------------------------------------------------------------------------------
ASSETS

Intangible assets                                                           735                 639
Property, plant and equipment                                            20,372              20,350
Investments in associated companies                                       2,105                 788
Deferred income tax assets                                                2,015               1,911
Other financial assets                                                      155                 169

TOTAL LONG-TERM ASSETS                                                   25,382              23,857

Inventories                                                               8,941               8,400
Trade receivables                                                         6,043               5,163
Tax receivables                                                             334                 385
Other receivables                                                         2,046               1,784
Marketable securities and financial derivatives                           1,725               1,833
Cash at bank and in hand                                                  3,829               3,270

TOTAL CURRENT ASSETS                                                     22,918              20,835

---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                             48,300              44,692
---------------------------------------------------------------------------------------------------


EQUITY AND LIABILITIES

Share capital                                                               647                 674
Treasury shares                                                             (11)                (39)
Retained earnings                                                        32,109              28,810
Other comprehensive income                                                  730                 677

TOTAL EQUITY                                                             33,475              30,122

Long-term debt                                                            1,162               1,174
Deferred income tax liabilities                                           1,824               1,998
Provision for pensions                                                      407                 330
Other provisions                                                            886                 911
---------------------------------------------------------------------------------------------------
TOTAL LONG-TERM LIABILITIES                                               4,279               4,413

Short-term debt and financial derivatives                                    97                 338
Trade payables                                                            1,597               1,712
Tax payables                                                              1,285                 788
Other liabilities                                                         5,032               4,863
Other provisions                                                          2,535               2,456
---------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                10,546              10,157

TOTAL LIABILITIES                                                        14,825              14,570

---------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                                             48,300              44,692
---------------------------------------------------------------------------------------------------


THE NOVO NORDISK GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW AND FINANCIAL RESOURCES

DKK million                                                                       H1 2007            H1 2006
------------------------------------------------------------------------------------------------------------
NET PROFIT                                                                          5,361              2,954

Adjustment for non-cash items                                                         390              2,651
Income taxes paid and net interest received                                           249              (877)
------------------------------------------------------------------------------------------------------------
CASH FLOW BEFORE CHANGE IN WORKING CAPITAL                                          6,000              4,728

Net change in working capital                                                      (2,011)              (869)
------------------------------------------------------------------------------------------------------------
CASH FLOW FROM OPERATING ACTIVITIES                                                 3,989              3,859

Net investments in intangible assets and long-term financial assets                  (111)              (180)
Capital expenditure for property, plant and equipment                                (952)            (1,217)
Net change in marketable securities (maturity exceeding three months)                   4                511
------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                             (1,059)               (886)

CASH FLOW FROM FINANCING ACTIVITIES                                                 2,124)            (2,463)

NET CASH FLOW                                                                         806                510

Unrealised gain/(loss) on exchange rates and marketable securities

included in cash and cash equivalents                                                 (19)               (25)
------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                               787                485

Cash and cash equivalents at the beginning of the year                              2,985              2,483
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                                  3,772              2,968

Bonds with original term to maturity exceeding three months                           994                999
Undrawn committed credit facilities                                                 7,442              7,459
------------------------------------------------------------------------------------------------------------
FINANCIAL RESOURCES AT THE END OF THE PERIOD                                       12,208             11,426

Cash flow from operating activities                                                 3,989              3,859
+ Net cash used in investing activities                                            (1,059)              (886)
-  Net change in marketable securities (maturity exceeding three months)                4                511

FREE CASH FLOW                                                                      2,926              2,462


THE NOVO NORDISK GROUP
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                                                                  Other comprehensive income
                                                                                 ---------------------------
                                                                                           Deferred
                                                                                 Exchange gain/loss
                                                                                     rate   on cash    Other
DKK million                                             Share Treasury Retained   adjust-      flow  adjust-
                                                      capital   shares earnings     ments    hedges    ments    TOTAL
                                                     ----------------------------------------------------------------

H1 2007

Balance at the beginning of the year                      674      (39)  28,810       156       420      101   30,122
Exchange rate adjustment of investments
in subsidiaries                                                                        79                         79
Deferred (gain)/loss on cash flow hedges
at the beginning of the year recognised
in the Income statement for the period                                                         (420)             (420)
Deferred gain/(loss) on cash flow hedges
at the end of the period                                                                        370               370
Other adjustments                                                                                         24       24
---------------------------------------------------------------------------------------------------------------------
Net income recognised directly in equity                    -        -        -        79       (50)      24       53
Net profit for the period                                                 5,361                                 5,361
---------------------------------------------------------------------------------------------------------------------
Total income for the period                                 -        -    5,361        79       (50)      24    5,414

Share-based payment                                                          54                                    54
Purchase of treasury shares                                                 (79)                                  (79)
Sale of treasury shares                                             1       184                                   185

Reduction of the B share capital                          (27)      27                                              -
Dividends                                                                (2,221)                                2,221)
---------------------------------------------------------------------------------------------------------------------
BALANCE AT THE END OF THE PERIOD                          647      (11)  32,109       235       370      125   33,475

H1 2006

Balance at the beginning of the year                      709      (61)  26,962       142      (345)     227   27,634
Exchange rate adjustment of investments
in subsidiaries                                                                        (6)                         (6)
Deferred (gain)/loss on cash flow hedges
at the beginning of the year recognised
in the Income statement for the period                                                          345               345
Deferred gain/(loss) on cash flow hedges
at the end of the period                                                                        367               367
Other adjustments                                                                                        (26)     (26)
---------------------------------------------------------------------------------------------------------------------
Net income recognised directly in equity                    -        -        -        (6)      712      (26)     680
Net profit for the period                                                 2,954                                 2,954
---------------------------------------------------------------------------------------------------------------------
Total income for the period                                 -        -    2,954        (6)      712      (26)   3,634
Share-based payment                                                          51                                    51
Purchase of treasury shares                                         (3)    (576)                                 (579)
Sale of treasury shares                                              1      112                                   113
Reduction of the B share capital                          (35)      35                                              -
Dividends                                                                (1,945)                               (1,945)
---------------------------------------------------------------------------------------------------------------------
BALANCE AT THE END OF THE PERIOD                          674      (28)  27,558       136       367      201   28,908


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: AUGUST 07 2007                          NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer